

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2017

Robert K. Ortberg
Chief Executive Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, IA 52498

Re: **Rockwell Collins, Inc.**
        Amendment No. 1 to the
        Registration Statement on Form S-4
        Filed January 10, 2017
        File No. 333-214774

Dear Mr. Ortberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2016 letter.

Selected Transactions Analysis, page 88

1. We note your response to our prior comment 22, and we re-issue in part. Please disclose whether any transactions involving analogous target companies were excluded from the analysis and, if so, the reasons for the exclusions.

Litigation Relating to the Merger, page 123

2. Please provide us with copies of the complaints related to the litigation matters discussed in this section.

You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Richard C. Witzel, Jr.
       Skadden, Arps, Slate,
       Meagher & Flom LLP